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Exhibit 99.1

Press release

EMBARGOED—NOT FOR PUBLICATION BEFORE 07:00HRS ON WEDNESDAY APRIL 30, 2003

BOOKHAM TECHNOLOGY PLC
ANNOUNCES FIRST QUARTER RESULTS 2003

Oxfordshire, UK—April 30, 2003: Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, today announced results for the first quarter ended March 30, 2003.

Highlights for the first quarter ended March 30, 2003

•
Revenues in the first quarter 2003 were £21.0 million ($33.0 million), up 47% sequentially on the fourth quarter 2002, from £14.3 million, and up 275% from the first quarter 2002 at £5.6 million. First quarter 2003 numbers included a full quarter of revenues from Nortel Networks Optical Components (NNOC). The fourth quarter 2002 figure includes seven weeks of revenues from NNOC (acquired on November 8, 2002), and the first quarter 2002 figure includes eight weeks of revenues from Marconi's optical components business (MOC) (acquired February 1, 2002).

•
Cash burn for the first quarter 2003 was better than management expectations at £17.7 million ($27.8 million), down 44% on the fourth quarter 2002 (£31.6 million) and down 20% on the first quarter 2002 (£22.2 million). The company's cash position remains strong, with £87.7 million ($137.7 million) at the end of the quarter.

•
The net loss for the first quarter 2003, under UK GAAP, was £25.0 million ($39.3 million), which included exceptional charges of £3.0 million. This compares to a net loss of £46.2 million in the fourth quarter 2002 and £17.0 million in the first quarter of 2002. Under US GAAP, the net loss was £24.6 million ($38.6 million), which included one-time charges of £3.0 million.

•
The integration of NNOC has proceeded well and all organizational changes are now complete. Consolidation of operations is also ahead of schedule. Continuous cost reduction initiatives are being identified to reduce further the company's overhead structure.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said: "Since the acquisition of NNOC last November, our goal has been to complete the integration of the two companies, continue the cost reduction programme and take full advantage of the enhanced product portfolio to increase market share and revenues. We are pleased that the integration of the acquisition was completed ahead of our expectations. Costs have been coming down in line with plans, and as a result, operating ratios have improved and the cash burn is better than we were anticipating. Finally, we have made good progress on design-wins with new customers. Going forward, the company will remain focused on optimising its cost structure and transforming design-wins into top line revenues."

Operating review

Progress with the integration of NNOC and group restructuring has proceeded ahead of schedule.

After consolidating the optical amplifier manufacturing, assembly and test operations and chip-on-carrier operations into one site in Paignton (UK), closing the fiber operations in Harlow (UK) and restructuring the ASOC engineering and manufacturing efforts in Milton, Abingdon (UK), as part of the announced cost reduction plans, the company has commenced the consolidation of its Ottawa wafer fabrication facility into the Caswell (UK) facility, a move which is expected to be completed in the fourth quarter 2003.

Financial commentary

All US dollar numbers have been translated at £1 = $1.57 for the convenience of the reader.

First quarter ended March 30, 2003

Revenues:    Revenues in the first quarter of 2003 were £21.0 million ($33.0 million), up 47% sequentially from £14.3 million in the fourth quarter 2002 and up 275% from £5.6 million in the first quarter 2002. This period is the first to include a full quarter of sales from the NNOC acquisition. Nortel Networks and Marconi Communications represented 57% and 17% of revenues respectively in the first quarter 2003.

Operating loss (before exceptional items) under UK GAAP:    The gross loss (loss at the gross margin level) was £5.0 million ($7.9 million), down from £5.5 million in the fourth quarter 2002 and up from £4.9 million in the first quarter 2002. The gross margin loss has improved to (24%) from (38%) in the fourth quarter 2002 and (87%) in the first quarter 2002. The gross margin improved as a result of the company's cost reduction efforts and the allocation of overhead costs over a larger revenue base.

With the inclusion of NNOC, operating expenses increased 14% from the fourth quarter 2002 to the first quarter 2003 and 39% from the first quarter 2002. As a percentage of revenues, however, operating expenses decreased to 83% in the quarter compared with 107% in the fourth quarter 2002 and 224% in the first quarter 2002. Within operating expenses, selling, general and administrative expenses increased by 38% from the fourth quarter 2002, which includes the impact of transitional service costs (primarily for information systems), associated with the acquired NNOC sites. Research and development expenses decreased by 4% following the initial reduction in ASOC related development.

Restructuring charges (exceptionals for UK GAAP and one-time charges for US GAAP):    In the first quarter, net exceptional charges under both UK and US GAAP were £3.0 million ($4.7 million). These primarily related to the previously announced restructuring of the company's ASOC activities.

Net loss (including exceptionals for UK GAAP and one-time charges for US GAAP):    Net interest for the first quarter was £0.4 million ($0.6 million), down 50% from £0.8 million in the fourth quarter 2002, due to lower bank balances following the NNOC acquisition. The net loss under UK GAAP for the first quarter 2003 was £25.0 million ($39.3 million) and the loss per share was £0.12 ($0.19). Under US GAAP, the net loss for the same period was £24.6 million ($38.6 million) and the loss per share was £0.12 ($0.19).

Cash and cash equivalents:    Cash and cash equivalents as of March 30, 2003 were £87.7 million ($137.7 million) compared with £105.4 million ($165.5 million) as at December 31, 2002.

Cash flow:    Cash burn for the first quarter 2003 was better than management expectations at £17.7 million ($27.8 million), down 44% on the fourth quarter 2002 (£31.6 million) and down 20% on the first quarter 2002 (£22.2 million). The improvement was mostly due to sale of products from inventory and improved collections from customers, partially offsetting the net loss of £25.0 million for the first quarter 2003.

Outlook

        The company anticipates revenues for the second quarter 2003 to be in the range of £20 million to £23 million and cash burn of £15 million to £18 million. Although cost reductions are on target and management of the cash burn is going to plan, the challenge for the company remains achieving revenue growth, which with current market conditions, remains difficult to assess going forward.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000
Giorgio Anania—President and CEO
Steve Abely—Chief Financial Officer
Sharon Ostaszewska—Director Communications
 Financial Dynamics: +44 (0) 20 7831 3113
Sarah Marsland
Juliet Clarke
 FD U.S.: +1 212 850 5633
Deborah Ardern-Jones
Tiernan Cavanna

The company will be hosting a conference call to discuss this set of results on Wednesday April 30, 2003 at 13:30 (BST), 08:30 (EST). Dial in numbers are as follows:

UK/European participants	+44 (0) 1452 569 393
US participants	+1 866 434 1089

A taped recording will be available approximately 1 hour after the call ends for 5 days. Dial in numbers are as follows:

UK/European participants	+44 (0) 1452 550000 (access code: 111912#)
US participants	+1 706 645 9291 (access code: 9814452#)

A taped recording will also be available on the company's web site, www.bookham.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland and offices in the US, France, Italy and Japan, and employs approximately 1900 people worldwide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, possible disruption in commercial activities caused by terrorist activities or armed conflicts, the related impact on margins, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the "Risk Factors" sections of our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 19, 2003. Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc
Consolidated Profit and Loss Account—UK GAAP
First Quarter ended March 30, 2003

	Before Exceptional Items Q1(1)	Exceptional Items Q1	After Exceptional Items Q1	Qtr to March 31, 2002	After Exceptional Items Q1
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000
Turnover	21,048	—	21,048	5,586	33,045
Cost of sales	(26,085)	(1,762)	(27,847)	(10,738)	(43,720)

Gross Loss	(5,037)	(1,762)	(6,799)	(5,152)	(10,675)

Administrative expenses
Research and development	(8,328)	(856)	(9,184)	(9,102)	(14,419)
Selling, general and other expenses	(9,140)	(346)	(9,486)	(4,187)	(14,893)

	(17,468)	(1,202)	(18,670)	(13,289)	(29,312)
Other operating income	115	—	115	21	180

Operating loss	(22,390)	(2,964)	(25,354)	(18,420)	(39,807)
Interest, net	367	—	367	1,461	576

Loss on ordinary activities before taxation	(22,023)	(2,964)	(24,987)	(16,959)	(39,231)
Tax on loss on ordinary activities	—	—	—	—	—

Loss for the financial period	(22,023)	(2,964)	(24,987)	(16,959)	(39,231)

Loss per ordinary share (basic and diluted)	£(0.11)	£(0.01)	£(0.12)	£(0.12)	$(0.19)
Weighted average ordinary shares and ADSs outstanding ('000)	204,951	204,951	204,951	138,696	204,951

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Statement of Total Recognised Gains and Losses
First Quarter ended March 30, 2003

	Q1 2003	Q1 2002
	Unaudited £'000	Unaudited £'000
Loss for the quarter	(24,987)	(16,959)
Exchange difference on translation of subsidiaries	1,017	(62)

	(23,970)	(17,021)

Bookham Technology plc
Consolidated Balance Sheet—UK GAAP

	March 30, 2003	March 31, 2002	December 31, 2002
	Unaudited £'000	Unaudited £'000	Audited £'000
Intangible fixed assets	41,227	1,293	42,553
Tangible fixed assets	53,434	44,819	51,442

	94,661	46,112	93,995
Stocks	20,670	5,052	23,679
Debtors	21,052	7,965	21,405
Cash at bank and in hand	87,713	162,612	105,418

	129,435	175,629	150,502
Creditors: amounts falling due within one year	(31,960)	(11,932)	(29,302)

Net current assets	97,475	163,697	121,200

Total assets less current liabilities	192,136	209,809	215,195
Creditors: amounts falling due after more than one year	(32,221)	—	(31,329)
Provisions for liabilities and charges	(3,447)	(79)	(3,428)

Net assets	156,468	209,730	180,438

Capital and reserves
Called up capital	683	478	683
Share premium account	404,187	355,904	404,187
Other reserves	10,740	4,225	10,740
Profit and loss account	(259,142)	(150,877)	(235,172)

Equity shareholders' funds	156,468	209,730	180,438

Bookham Technology plc
Consolidated Cash Flow Statement for the
First Quarter ended March 30, 2003—UK GAAP

	Quarter ended
	March 30, 2003	March 31, 2002	Year ended December 31, 2002
	Unaudited £b'000	Unaudited £b'000	Audited £'000
Net cash outflow from operating activities	(15,077)	(18,858)	(61,684)
Returns on investments and servicing of finance	685	1,461	5,342
Capital expenditure and financial investment	(3,313)	(3,753)	(10,153)
Acquisitions and disposals	—	(824)	(12,129)
Management of liquid resources	—	—	—
Financing	—	(228)	(772)

(Decrease) in cash	(17,705)	(22,202)	(79,396)

Bookham Technology plc

Consolidated Statement of Operations—US GAAP
First Quarter ended March 30, 2003

	Before One Time Charges Mar 30, 2003(1)	One Time Charges Mar 30, 2003	After One Time Charges Mar 30, 2003	Mar 31, 2002	After One Time Charges Mar 30, 2003
	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000	Unaudited £'000
Net revenues	21,048	—	21,048	5,586	33,045
Cost of net revenues	26,085	1,741	27,826	10,738	43,687

Gross loss	(5,037)	(1,741)	(6,778)	(5,152)	(10,642)
Operating expenses
Research and development	(8,328)	(799)	(9,127)	(9,102)	(14,329)
Selling, general and Administrative	(7,938)	(251)	(8,189)	(4,116)	(12,857)
IPR&D	—	—	—	(4,197)	—
Closure costs	—	(173)	(173)	—	(272)
Stock-based compensation	—	—	—	(59)	—

Total costs and expenses	(16,266)	(1,223)	(17,489)	(17,474)	(27,458)

Operating loss	(21,303)	(2,964)	(24,267)	(22,626)	(38,100)
Other income (expense)	(298)	—	(298)	1,470	(468)

Loss before income taxes	(21,601)	(2,964)	(24,565)	(21,156)	(38,568)
Provision for income taxes	—	—	—	—	—

Net loss	(21,601)	(2,964)	(24,565)	(21,156)	(38,568)

Net loss per ordinary share and ADS (basic and diluted)	£(0.11)	£(0.01)	£(0.12)	£(0.15)	$(0.19)
Weighted average ordinary shares and ADSs outstanding ('000)	204,951	204,951	204,951	138,696	204,951

(1)
Management believes that the presentation of this information is useful to investors because such information excludes exceptional items associated with the company's past acquisitions and gives investors insight into the profitability of the company's operating business. Management believes that presenting financial measures exclusive of exceptional items helps identify trends in the company's business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc
Consolidated Balance Sheet—US GAAP

	March 30, 2003	December 31, 2002	March 30, 2003
	Unaudited £'000	Audited £'000	Unaudited £'000
Assets
Current Assets:
Cash and cash equivalents	87,713	105,418	137,710
Accounts receivable	12,015	17,781	18,863
Inventories	20,670	23,679	32,451
Prepaid expenses and other current assets	9,037	3,624	14,187

Total current assets	129,435	150,502	203,211
Intangible assets	24,895	26,423	39,087
Property and equipment	44,086	41,470	69,215

	198,416	218,395	311,513

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other accrued expenses	31,960	29,302	50,177

Total current liabilities	31,960	29,302	50,177
Long-term obligations	35,588	34,678	55,873
Shareholders' equity	130,868	154,415	205,463

	198,416	218,395	311,513

The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out below:

UK/US GAAP Reconciliation—Profit and Loss Account

	Quarter ended
	Mar 30, 2003	Mar 31, 2002
	Unaudited £'000	Unaudited £'000
Loss for the financial year under UK GAAP	(24,987)	(16,959)
US GAAP Adjustments:
In-process research and development	—	(4,197)
Additional amortisation of intangible assets	(724)	—
Amortisation of goodwill	884	—
Reduced depreciation of tangible assets	262	—

Net loss as adjusted to accord with US GAAP	(24,565)	(21,156)

UK/US GAAP Reconciliation—Balance Sheet

	Mar 30, 2003	Mar 31, 2002
	Unaudited £'000	Unaudited £'000
Equity shareholders' funds under UK GAAP	156,468	209,730
US GAAP Adjustments:
Goodwill and other intangibles
Goodwill	(35,369)	—
Other intangibles	20,481	6,173

Cost	(14,888)	6,173
Amortisation	(1,443)	(241)

Net	(16,331)	5,932
Tangible fixed assets
Cost	(11,425)	(6,173)
Depreciation	2,077	241

Net	(9,348)	(5,932)
National Insurance on Stock Options	79	79

Equity shareholders' funds under US GAAP	130,868	209,809

Basis of preparation

The first quarter results have been prepared on the basis of the accounting policies set out in Bookham's 2002 statutory accounts, and Bookham's Annual Report on Form 20—F for the year ended December 31, 2002 which is on file with the US Securities and Exchange Commission.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended December 31, 2002 have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

Summary of significant differences between UK Generally Accepted Accounting Principles ("UK GAAP") and United States Generally Accepted Accounting Principles ("US GAAP")

Acquisition accounting

Under UK GAAP, the total consideration, including contingent consideration, has been recorded as an investment by Bookham Technology plc. The fair value of consideration in the form of ordinary shares is measured at the completion date. The excess of the total consideration over the fair value of the net assets acquired represents goodwill and is included in intangible assets on the balance sheet. Under US GAAP, the consideration paid, excluding the contingent consideration that has not been earned, has been recorded as an investment. The fair value of consideration in the form of ordinary shares is measured at the date of announcement of the acquisition. The excess of the total consideration over the fair value of the net assets and in-process research and development (IPR&D) represents goodwill and is included in intangible assets on the balance sheet. IPR&D is charged to the profit and loss account at the date of acquisition. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

Impairment charges

Under UK and US GAAP, intangible fixed assets and tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under UK GAAP, the assessment is carried out using discounted cash flows whereas under US GAAP, discounted cash flows are only used in the event that undiscounted cash flows indicate an impairment may exist. In the event that an impairment charge is required, this is reflected through an increase in accumulated amortisation/depreciation for the asset but under US GAAP, this is reflected through a reduction in the cost element of the asset.

Consolidated statement of cash flows

The US GAAP cash flow statement reports changes in cash and cash equivalents, which include short-term highly liquid investments. Only three categories of cash flow are reported, being: operating activities (including tax and interest); investing activities (being capital expendisture, acquisitions and disposals), and financing activities. Under UK GAAP, cash does not include short-term deposits and investments which cannot be withdrawn without notice, and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash.

Comprehensive income statement

The requirement of FAS 130 to provide a comprehensive income statement is met by the Statement of total recognised gains and losses. If comprehensive income were presented in accordance with US GAAP, the difference would be the difference between the loss for the financial year under UK GAAP and the net loss under US GAAP as described above.

Ends

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  Exhibit 99.1
BOOKHAM TECHNOLOGY PLC ANNOUNCES FIRST QUARTER RESULTS 2003
Bookham Technology plc Consolidated Profit and Loss Account—UK GAAP First Quarter ended March 30, 2003
Statement of Total Recognised Gains and Losses First Quarter ended March 30, 2003
Bookham Technology plc Consolidated Balance Sheet—UK GAAP
Bookham Technology plc Consolidated Cash Flow Statement for the First Quarter ended March 30, 2003—UK GAAP
Bookham Technology plc
Consolidated Statement of Operations—US GAAP First Quarter ended March 30, 2003
Bookham Technology plc Consolidated Balance Sheet—US GAAP
UK/US GAAP Reconciliation—Profit and Loss Account
UK/US GAAP Reconciliation—Balance Sheet